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                                  UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION      +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2005  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |             |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
(Check One)
[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X]Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 2005
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
|                                                                              |
| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If            the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Myriad Entertainment & Resorts, Inc.
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Full Name of Registrant:


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Former Name if Applicable

Suite 1000, 10050-112 Street, 10th Floor
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Address of Principal Executive Office (Street and Number)

Edmonton, Alberta, Canada   T5K 2J1
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City, State, Zip Code


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Scott J. Hawrelechko                 (780)             431-0086
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ]Yes [X]No

As previously reported by the registrant in its amended Form 8-K filed with the Securities and Exchange Commission on February 23, 2005, the registrant engaged Moore Stephens Frost of Little Rock, Arkansas, to re-audit and/or re-review certain periodic reports under the Securities Exchange Act of 1934. The registrant learned on February 17, 2005 that its prior auditor was not registered with the Public Company Accounting Oversight Board since October 22, 2003. The registrant re-filed the Form 10-QSBs for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004, and the re-audited Form 10-KSB for the fiscal year period ended December 31, 2003 with the Commission during June 2005.

Subsequently, the Registrant received comments from the Commission requesting the Registrant to allocate certain costs incurred by related parties and to amend the Registrant's filings to reflect these cost allocations, including the related equity method recognition of the Registrant's share of operating loss that results from this allocation. The Registrant plans to amend the Company's filings as expeditiously as practicable and to include appropriate disclosures related to these allocations. Accordingly, the following periodic reports will be affected by such amendments, and will be filed with the Commission as soon as reasonably practicable:

(a) Form 10-QSB for the quarterly period ended June 30, 2004; (b) Form 10-QSB for the quarterly period ended September 30, 2004; (c) Form 10-KSB for the fiscal year ended December 31, 2004; (d) Form 10-QSB for the quarterly period ended March 31, 2005; and (e) Form 10-QSB for the quarterly period ended June 30, 2005.


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      Myriad Entertainment & Resorts, Inc.
                     ------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005                      By: /s/ Scott J. Hawrelechko
     -----------------------------       -------------------------------------
                                              Name: Scott J. Hawrelechko,
                                              Title: Chief Executive Officer and
                                                     Chief Financial Officer

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.